Exhibit 99.1

SILVERCORP REPORTS ADJUSTED NET INCOME OF $37.0 MILLION, $0.21 PER SHARE, AND CASH FLOW FROM OPERATION OF $85.6 MILLION FOR FISCAL 2023

Trading Symbol:  TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, May 25, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ("Q4 Fiscal 2023") and twelve months ended March 31, 2023 ("Fiscal 2023"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR FISCAL 2023

  Mined 1,068,983 tonnes of ore, milled 1,072,654 tonnes of ore, and produced approximately 6.6 million ounces of silver, 4,400 ounces of gold, or approximately 7.0 million ounces of silver equivalent, plus 68.1 million pounds of lead, and 23.5 million pounds of zinc ;
  Sold approximately 6.6 million ounces of silver, 4,400 ounces of gold, 65.7 million pounds of lead, and 23.4 million pounds of zinc, for revenue of $208.1 million;
  Reported net income attributable to equity shareholders of $20.6 million, or $0.12 per share;
  Realized adjusted earnings attributable to equity shareholders of $37.0 million, or $0.21 per share. The adjustments were made to remove impacts from non-recurring items, share-based compensation, foreign exchange gain/loss, impairment adjustments and reversals, gain/loss on equity investments, dilution gain/loss, and the share of associates' operating results;
  Generated cash flow from operating activities of $85.6 million;
  Cash cost per ounce of silver, net of by-product credits, of negative $0.42;
  All-in sustaining cost per ounce of silver, net of by-product credits, of $9.73;
  Paid $4.4 million of dividends to the Company's shareholders;
  Spent $2.1 million to buy back 838,237 common shares of the Company under its Normal Course Issuer Bid;
  Spent and capitalized $8.3 million on exploration drilling, $34.0 million on underground development and exploration tunneling, and $15.6 million on equipment and facilities, including $4.8 million on construction of the new mill and tailings storage facility; and
  Strong balance sheet with $203.3 million in cash and cash equivalents and short-term investments. The Company holds a further equity investment portfolio in associates and other companies with a total market value of $141.9 million as at March 31, 2023.

HIGHLIGHTS FOR Q4 FISCAL 2023

  Mined 181,848 tonnes of ore, milled 179,393 tonnes of ore, and produced approximately 1.1 million ounces of silver, 1,000 ounces of gold, 10.9 million pounds of lead, and 3.6 million pounds of zinc;
  Sold approximately 1.1 million ounces of silver, 1,000 ounces of gold, or 1.2 million ounces of silver equivalent, 10.0 million pounds of lead, and 3.5 million pounds of zinc, for revenue of $34.1 million;
  Reported net income attributable to equity holders of $0.2 million, or $0.00 per share;
  Realized adjusted earnings attributable to equity holders of $5.0 million, or $0.03 per share;
  Cash costs per ounce of silver, net of by-product credits, of $0.92;
  All-in sustaining costs per ounce of silver, net of by-product credits, of $13.85;
  Generated cash flow from operating activities of $5.7 million; and,
  Spent and capitalized $1.0 million on exploration drilling, $5.9 million on underground development and exploration tunneling, and $2.5 million on equipment and facilities.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended March 31,			Year ended March 31,
	2023	2022	Changes	2023	2022	Changes
Financial Results
Revenue (in thousands of $)	$ 34,147	$ 41,590	-18%	$ 208,129	$ 217,923	-4%
Mine operating earnings (in thousands of $)	9,776	13,709	-29%	70,783	84,301	-16%
Net income (loss) attributable to equity holders (in thousands of $)	235	3,966	-94%	20,608	30,634	-33%
Earnings (loss) per share - basic ($/share)	0.00	0.02	-95%	0.12	0.17	-29%
Adjusted earnings attributable to equity holders (in thousands of $)	4,971	9,496	-48%	37,027	52,427	-29%
Adjusted earning per share - basic ($/share)	0.03	0.05	-40%	0.21	0.30	-30%
Net cash generated from operating activities (in thousands of $)	5,742	11,406	-50%	85,643	107,378	-20%
Capitalized expenditures (in thousands of $)	9,457	9,960	-5%	57,823	53,991	7%
Metals sold
Silver (in thousands of ounces)	1,073	1,173	-9%	6,637	6,265	6%
Gold (in thousands of ounces)	1.0	0.5	100%	4.4	3.4	29%
Lead (in thousands of pounds)	10,021	12,279	-18%	65,687	63,563	3%
Zinc (in thousands of pounds)	3,451	4,340	-20%	23,438	26,809	-13%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	18.18	19.38	-6%	17.11	19.36	-12%
Gold ($/ounce)	1,620	1,475	10%	1,511	1,495	1%
Lead ($/pound)	0.87	0.93	-6%	0.87	0.90	-3%
Zinc ($/pound)	0.89	1.22	-27%	1.06	1.08	-2%
Financial Position as at	March 31, 2023	December 31, 2022		March 31, 2023	March 31, 2022
Cash and cash equivalents and short-term investments (in thousands of $)	203,323	210,261	-3%	203,323	212,925	-5%
Working capital (in thousands of $)	177,808	176,960	0%	177,808	186,270	-5%

1. Fiscal 2023 Financial Results

Net income attributable to equity holders of the Company in Fiscal 2023 was $20.6 million or $0.12 per share, compared to net income of $30.6 million or $0.17 per share for the twelve months ended March 31, 2022 ("Fiscal 2022").

In Fiscal 2023, the Company's consolidated financial results were mainly impacted by i) increases of 6%, 29% and 3%, respectively, in silver, gold, and lead sold, and a decrease of 13% in zinc sold; ii) decreases of 12%, 3% and 2%, respectively, in the realized selling prices for silver, lead and zinc, and increases of 1%, in the realized selling prices for gold; iii) a foreign exchange gain of $4.8 million mainly arising from the appreciation of the US dollar against the Canadian dollar;  iv) a loss of $2.3 million on equity investments; v) an impairment charge of $20.2 million against the Las Yesca Project, and vi) an impairment charge of $2.9 million against a short-term investment in certain bonds.

Revenue in Fiscal 2023 was $208.1 million, down 4% compared to $217.9 million in Fiscal 2022. The decrease is mainly due to i) a decrease of $16.6 million arising from the decrease in the net realized selling prices for silver, lead, and zinc; ii) a decrease of $3.6 million arising from the decrease in zinc sold, offset by iii) an increase of $9.7 million arising from the increase in silver, gold and lead sold.

Income from mine operations in Fiscal 2023 was $70.8 million, down 16% compared to $84.3 million in Fiscal 2022. Income from mine operations at the Ying Mining District was $62.8 million, compared to $70.0 million in Fiscal 2022. Income from mine operations at the GC Mine was $8.4 million, compared to $14.8 million in Fiscal 2022.

Cash flow provided by operating activities in Fiscal 2023 was $85.6 million, down $21.7 million, compared to $107.4 million in Fiscal 2022.

The Company ended Fiscal 2023 with $203.3 million in cash, cash equivalents and short-term investments, down 5% or $9.6 million compared to $212.9 million as at March 31, 2022.

Working capital as at March 31, 2023 was $177.8 million, down 5% or $8.5 million compared to $186.3 million as at March 31, 2022.

2. Q4 Fiscal 2023 Financial Results

Net income attributable to equity holders of the Company in Q4 Fiscal 2023 was $0.2 million or $0.00 per share, compared to net income of $4.0 million or $0.02 per share in the three months ended March 31, 2022 ("Q4 Fiscal 2022").

In Q4 Fiscal 2023, the Company's consolidated financial results were mainly impacted by i) decreases of 9%, 18% and 20%, respectively, in silver, lead and zinc sold, and an increase of 100% in gold sold; ii) decreases of 6%,  6% and 27%, respectively, in the realized selling prices for silver,  lead and zinc, and an increase of 10% in the net realized selling price for gold ; iii) a loss of $1.1 million on equity investments; and iv) an impairment charge of $1.9 million against a short-term investment in certain bonds.

Revenue in Q4 Fiscal 2023 was $34.1 million, down 18% compared to $41.6 million in Q4 Fiscal 2022. The decrease is mainly due to a decrease of $3.6 million arising from the decrease in the net realized selling prices for silver, lead and zinc, and a decrease of $4.6 million arising from the decrease in silver, lead and zinc sold. The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

Income from mine operations in Q4 Fiscal 2023 was $9.8 million, down 29% compared to $13.7 million in Q4 Fiscal 2022. Income from mine operations at the Ying Mining District was $9.5 million, compared to $11.9 million in Q4 Fiscal 2022. Income from mine operations at the GC Mine was $0.4 million, compared to $2.0 million in Q4 Fiscal 2022.

Cash flow provided by operating activities in Q4 Fiscal 2023 was $5.7 million, down $5.7 million, compared to $11.4 million in Q4 Fiscal 2022.

CONSOLIDATED OPERATIONAL RESULTS

	Three months ended March 31,			Year ended March 31,
	2023	2022	Changes	2023	2022	Changes
Ore Production (tonne)
Ore mined	181,848	180,505	1%	1,068,983	996,280	7%
Ore milled	179,393	182,670	-2%	1,072,654	1,002,335	7%
Metal Production
Silver (in thousands of ounces)	1,106	1,146	-3%	6,617	6,149	8%
Gold (in thousands of ounces)	1.0	0.5	100%	4.4	3.4	29%
Lead (in thousands of pounds)	10,938	11,962	-9%	68,068	64,431	6%
Zinc (in thousands of pounds)	3,577	4,101	-13%	23,463	26,812	-12%
Cash Costs
Production costs per tonne of ore processed ($)	92.85	92.78	0%	84.03	84.85	-1%
All-in sustaining costs per tonne of ore processed ($)	165.68	171.56	-3%	142.08	141.54	0%
Cash costs per ounce of silver, net of by-product credits ($)	0.92	(0.54)	270%	(0.42)	(1.29)	67%
All-in sustaining costs per ounce of silver, net of by-product credits ($)	13.85	12.60	10%	9.73	8.77	11%

1. Fiscal 2023 Operational Results

In Fiscal 2023, the Company mined 1,068,983 tonnes of ore and milled 1,072,654 tonnes of ore, both up 7% compared to 996,280 tonnes of ore mined and 1,002,335 tonnes of ore milled in Fiscal 2022.

In Fiscal 2023, the Company produced approximately 6.6 million ounces of silver, 4,400 ounces of gold, 68.1 million pounds of lead, and 23.5 million pounds of zinc, representing increases of 8%, 29% and 6%, respectively, in silver, gold and lead production, and a decrease of 12% in zinc production over Fiscal 2022.

In Fiscal 2023, the consolidated production costs were $84.03 per tonne, down 1% compared to $84.85 in Fiscal 2022, while the all-in sustaining production costs per tonne of ore processed were $142.08, a slight increase compared to $141.54 in Fiscal 2022.

In Fiscal 2023, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $0.42, compared to negative $1.29 in the prior year quarter. The increase was mainly due to a decrease of $2.1 million in by-product credits and an increase of $3.2 million in expensed production costs.

The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $9.73 compared to $8.77 in Fiscal 2022. The increase was mainly due to i) the increase in the consolidated cash costs per ounce of silver as discussed above, ii) an increase of $7.7 million in sustaining capital expenditures offset by a decrease of $2.7 million in administrative expenses and mineral resources tax.

2. Q4 Fiscal 2023 Operational Results

In Q4 Fiscal 2023, the Company mined 181,848 tonnes of ore, up 1% compared to 180,505 tonnes in Q4 Fiscal 2022. Ore milled in Q4 Fiscal 2023 was 179,393 tonnes, down 2% compared to 182,670 tonnes in Q4 Fiscal 2022.

In Q4 Fiscal 2023, the Company produced approximately 1.1 million ounces of silver, 1,000 ounces of gold, 10.9 million pounds of lead, and 3.6 million pounds of zinc, representing an increase of 100% in gold production, and decreases of 3%, 9% and 13%, respectively, in silver, lead and zinc production over Q4 Fiscal 2022.

In Q4 Fiscal 2023, the consolidated production costs were $92.85 per tonne, relatively the same compared to $92.78 per tonne in Q4 Fiscal 2022, and the all-in sustaining production costs per tonne of ore processed were $165.68, down 3% compared to $171.56 in Q4 Fiscal 2022.

In Q4 Fiscal 2023, the consolidated cash costs per ounce of silver, net of by-product credits, were $0.92, compared to negative $0.54 in the prior year quarter. The increase was mainly due to a decrease of $4.2 million in by-product credits offset by a decrease of $2.6 million in expensed production costs. The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $13.85 compared to $12.60 in Q4 Fiscal 2022. The increase was mainly due to the increase in the consolidated cash costs per ounce of silver in the current quarter as discussed above.

EXPLORATION AND DEVELOPMENT

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Fiscal 2023
Ying Mining District	6,944	$ 5,173	62,105	$ 24,782	124,533	$ 5,677	$ 12,478	$ 48,110	32,870	124,874
GC Mine	-	-	12,722	4,023	22,024	816	2,816	7,655	7,071	43,375
Corporate and other	-	-	-	-	8,485	1,783	275	2,058	-	-
Consolidated	6,944	$ 5,173	74,827	$ 28,805	155,042	$ 8,276	$ 15,569	$ 57,823	39,941	168,249

Fiscal 2022
Ying Mining District	7,279	$ 4,858	53,032	$ 21,851	135,390	$ 10,598	$ 8,609	$ 45,916	25,134	216,068
GC Mine	1,012	1,218	12,739	3,049	6,317	240	504	5,011	6,167	60,382
Corporate and other	-	-	-	-	7,971	2,612	452	3,064	-	-
Consolidated	8,291	$ 6,076	65,771	$ 24,900	149,678	$ 13,450	$ 9,565	$ 53,991	31,301	276,450

Changes (%)
Ying Mining District	-5%	6%	17%	13%	-8%	-46%	45%	5%	31%	-42%
GC Mine	-100%	-100%	0%	32%	249%	240%	459%	53%	15%	-28%
Corporate and other	-	-	-	-	6%	-32%	-39%	-33%	-	-
Consolidated	-16%	-15%	14%	16%	4%	-38%	63%	7%	28%	-39%

In Fiscal 2023, on a consolidated basis, a total of 323,291 metres or $13.0 million worth of diamond drilling were completed (Fiscal 2022 – 426,128 metres or $20.7 million), of which approximately 168,249 metres or $4.7 million worth of diamond drilling were expensed as part of mining costs (Fiscal 2022– 276,450 metres or $7.2 million) and approximately 155,042 metres or $8.3 million worth of diamond drilling were capitalized (Fiscal 2022– 149,678 metres or $13.5 million). In addition, approximately 39,941 metres or $14.6 million worth of mining preparation tunnels were completed and expensed as part of mining costs (Fiscal 2022 – 31,301 metres or $11.6 million), and approximately 81,771 metres or $34.0 million worth of tunnels, raises, ramps and declines were completed and capitalized (Fiscal 2022 – 74,062 metres or $31.0 million).

In December 2022, the Company's Kuanping Silver-Lead-Zinc-Gold Project ("Kuanping Project") received a mining license (the "Kuanping Mining License") from the Department of Natural Resources, Henan Province, China. The Kuanping Mining License covers 6.97 square kilometres and is good until March 13, 2029.

In Fiscal 2023, a total of 8,485 metres or $0.9 million worth of drilling were completed and capitalized at the Kuanping Project.

In Fiscal 2023, the Company spent $4.8 million on the construction of the tailing storage facility ("TSF") and the new mill, $35.1 million below the budgeted amount of $39.9 million. As of March 31, 2023, a total of 3,233 metres, or 64% of the designed drainage tunnels were completed and the site preparation for the new mill was also completed. The Company has received all governmental approvals to construct the TSF and the new mill. The Company still plans to complete the TSF in 2024 and is currently delaying the construction of the new mill by one year.

In addition, the Company spent approximately $2.0 million to upgrade most roads to concrete and upgrade certain environmental protection facilities at the Ying Mining District as part of our continued commitment to building green mines. The Company also spent approximately $1.0 million to construct an X-Ray Transmission Ore Sorting System ("XRT Ore Sorting System") to optimize the mine plan and improve processing head grades at the GC Mine. The XRT Ore Sorting System is currently in trial run.

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Year ended March 31,
	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	2023	2022
Ore Production (tonne)
Ore mined	132,205	206,854	215,927	214,038	130,612	769,024	681,398
Ore milled	130,910	213,830	216,262	212,055	131,731	773,057	684,293
Head grades
Silver (grams/tonne)	255	262	257	267	271	261	272
Lead (%)	3.6	4.0	3.7	3.9	3.9	3.8	3.9
Zinc (%)	0.6	0.7	0.7	0.7	0.8	0.7	0.8
Recovery rates
Silver (%)	95.2	95.7	95.5	95.7	95.2	95.6	95.1
Lead (%)	95.3	95.4	94.1	95.4	96.1	95.0	95.5
Zinc (%)	68.3	66.4	62.5	58.1	57.4	63.2	59.7
Cash Costs
Cash production cost per tonne of ore processed ($)	102.42	88.66	95.23	93.04	102.49	94.07	97.76
All-in sustaining cost per tonne of ore processed ($)	170.69	141.21	127.89	156.07	172.63	146.59	147.52
Cash cost per ounce of Silver, net of by-product credits ($)	1.37	0.24	1.86	0.28	1.21	0.88	0.96
All-in sustaining cost per ounce of silver, net of by-product credits ($)	11.33	7.66	6.82	8.60	10.76	8.29	7.93
Metal Production
Silver (in thousands of ounces)	997	1,674	1,657	1,696	1,062	6,024	5,509
Gold (in thousands of ounces)	1.0	1.1	1.2	1.1	0.5	4.4	3.4
Lead (in thousands of pounds)	9,688	17,647	16,201	16,718	10,542	60,254	54,883
Zinc (in thousands of pounds)	1,164	2,082	1,976	1,928	1,317	7,150	6,767

GC Mine	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Year ended March 31,
	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	2023	2022
Ore Production (tonne)
Ore mined	49,643	89,196	75,054	86,066	49,893	299,959	314,882
Ore milled	48,483	89,612	75,381	86,121	50,939	299,597	318,042
Head grades
Silver (grams/tonne)	88	75	72	71	62	75	75
Lead (%)	1.3	1.4	1.2	1.4	1.4	1.3	1.5
Zinc (%)	2.5	2.8	2.7	2.9	2.8	2.8	3.2
Recovery rates
Silver (%)	78.9	83.0	81.0	83.4	82.4	81.9	83.8
Lead (%)	90.9	90.3	88.5	89.8	88.7	89.8	89.2
Zinc (%)	89.3	90.1	89.6	90.4	89.8	89.9	89.6
Cash Costs
Cash production cost per tonne of ore processed ($)	67.34	52.35	59.84	57.92	67.33	58.29	56.90
All-in sustaining cost per tonne of ore processed ($)	84.79	88.26	78.31	81.68	100.13	83.33	79.56
Cash cost per ounce of Silver, net of by-product credits ($)	(3.10)	(13.72)	(12.13)	(22.42)	(16.59)	(13.72)	(20.91)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	5.93	5.02	(0.73)	(7.48)	(0.39)	0.50	(8.07)
Metal Production
Silver (in thousands of ounces)	109	179	141	164	84	593	640
Lead (in thousands of pounds)	1,250	2,412	1,782	2,370	1,420	7,814	9,548
Zinc (in thousands of pounds)	2,413	4,892	4,010	4,998	2,784	16,313	20,045

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, May 26, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International/Local Toll: 416-764-8650

Conference ID: 50474162

Participants should dial-in 10 – 15 minutes prior to the start time.  A replay of the conference call and transcript will be available on the Company's website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the audited condensed consolidated financial statements and related notes contains therein for the year ended March 31, 2023, which have been posted on SEDAR under the Company's profile at www.sedar.com and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorp.ca under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash costs and all-in sustaining costs per ounce of silver, net of by-product credits, production costs and all-in sustaining production costs per tonne of ore processed, silver equivalent, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 33, section 13 – Alternative Performance (Non-IFRS) Measures in the MD&A for the year ended March 31, 2023 filled on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Silvercorp Metals Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/25/c6901.html

%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:00e 25-MAY-23